GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY of NEW YORK
50 Main Street
White Plains, NY 10606

April 6, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company of New York ("Great-West")
Variable Annuity-2 Series Account (the "Registrant")
Initial Registration Statement on Form N-4 for the [_____ variable annuity]
811-05961 & 333-______

Commissioners:

On behalf of Great-West and the above-named Registrant, filed herewith is one electronically formatted copy of the above-captioned initial registration statement ("Registration Statement") under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act").

To facilitate the Commission staff’s review of the Registration Statement, we are providing a courtesy copy of this letter and the Registration Statement to Mr. Patrick Scott in the Division of Investment Management, Disclosure Review Office No. 3. Capitalized terms in this letter have the same meaning as the defined terms in the prospectus filed as part of the Registration Statement.

I. Registration Statement
Registrant is filing the Registration Statement for the purposes of registering a new individual flexible premium variable annuity contract, known as the [_____ variable annuity] (the "Contract"), with guaranteed lifetime withdrawal benefit riders (the "Riders") to be issued by Great-West through the Registrant, a separate account of Great-West registered as a unit investment trust under the 1940 Act (file no. 811-05817) (together, "[_____ variable annuity]").

II. Request for Selective Review
Registrant respectfully requests selective review of the Registration Statement pursuant to Securities Act Release No. 6510 (Feb. 15, 1984) (the "1984 Release"). Registrant notes that the Commission staff has encouraged registrants to request selective review of their filings pursuant to the 1984 Release (1996 Industry Comment Letter at p. 6, par. D.1). The 1984 Release states that the Commission staff will try to notify each registrant promptly concerning what level of review will be accorded their filing. The 1984 Release further states that the staff expects to notify registrants concerning the status of their filings within ten calendar days of the filing date.

In support of its request, Registrant notes that the prospectus disclosure resulting from the [_____ variable annuity] Contract is identical in all material respects, except as noted in Part III below, to Registrant’s individual flexible premium variable annuity contract and guaranteed lifetime withdrawal benefit riders previously registered under Securities Act file no. 333-189440 ("Smart Track II"), filed with the SEC on December 19, 2014. The Smart Track II registration statement has been reviewed by Commission staff and is currently effective.

Furthermore, contemporaneous with this initial registration statement filing, Great-West's parent company, Great-West Life & Annuity Insurance Company ("GWLA") is filing a substantially similar initial registration statement on Form N-4 for its contract and riders, also named [_____ variable annuity] to be issued by GWLA's separate account. The principal difference between the two versions of [_____ variable annuity] is that GWLA's version is intended to be issued in all states other than New York; Great-West's version is intended to be issued only in New York.

Accordingly, Registrant respectfully submits that the Commission staff can focus its review on the disclosure changes detailed in Part III below, and that, to the extent the staff has reviewed the existing disclosures, it will already be familiar with the features described in the prospectus. For the convenience of the staff, Registrant is providing a courtesy copy of the [_____ variable annuity] prospectus, which is marked to show the changes from the Smart Track II prospectus, to Mr. Patrick Scott of the Division of Investment Management, Disclosure Review Office No. 3.

III. Summary of Material Changes

Differences between Smart Track II and [_____ variable annuity]
[_____ variable annuity] updates certain contractual features as outlined below. The following is a summary of the material differences between Smart Track II and [_____ variable annuity].

1. Mortality & Expense Risk Charge. The Mortality and Expense Risk Charge ("M&E Charge") structure for [_____ variable annuity] is simplified relative to Smart Track II. The M&E Charge for Smart Track II depends on the Death Benefit option selected by the Owner: 1.00% for Death Benefit option 1 and 1.20% for Death Benefit option 2. By contrast, [_____ variable annuity] has only a single Death Benefit option (closely correlating to Death Benefit option 2 in Smart Track II), and the M&E Charge is 1.20% for all Owners.

2. Shortened Withdrawal Charge Period. The Withdrawal Charge period and amount for [_____ variable annuity] is shorter than Smart Track II. Smart Track II has a 7 year Withdrawal Charge period; [_____ variable annuity] has a 5 year Withdrawal Charge period.

3. New GLWB Riders. [_____ variable annuity] will offer two additional GLWB riders (a total of four GLWB riders) compared to Smart Track II. In addition to a Floating GLWB Rider and a Fixed GLWB Rider like those offered in Smart Track II, [_____ variable annuity] will offer (i) a new Fixed GLWB Roll-Up Rider which is based on the Fixed GLWB Rider offered in Smart Track II, and includes the additional benefit of guaranteed minimum increases to the Benefit Base each year up to a maximum of 10 years, and (ii) a new Fixed GLWB Enhanced Withdrawal Rider which is also based on the Fixed GLWB Rider offered in Smart Track II, and includes the additional benefit of a higher Guaranteed Annual Withdrawal percentage for Contributions older than 5 years. As noted in the prospectus, the Registrant proposes to begin making these two new GLWB riders available on or about August 17, 2015.

4. Rate Sheet Supplements. Great-West will periodically declare the Guaranteed Annual Withdrawal % and Joint Guaranteed Annual Withdrawal % for all [_____ variable annuity] GLWB Riders in prospectus supplements filed pursuant to Rule 497(e) under the Securities Act. Great-West will also periodically declare roll-up rates for the [_____ variable annuity][Fixed GLWB Roll-Up Rider], and bonus rates for the [_____ variable annuity] [Fixed GLWB Enhanced Withdrawal Rider] in 497(e) supplements. Accordingly, numerical examples demonstrating these rates have been moved from the prospectus to the appendices. Updated rates declared in Rate Sheet Supplements will apply only to applications received by us in good order on the dates specified in the supplements.

5. Custodial or Trusteed IRA Accounts. [_____ variable annuity] will permit custodial or trusteed IRA accounts to own the Contract, treating the Underlying IRA Holder as the IRA beneficiary for the purposes of the Internal Revenue Code.

6. Additional Covered Funds. [_____ variable annuity] will offer additional Covered Funds in the Income Strategy for the purposes of GLWBs.

7. Additional Portfolios. [_____ variable annuity] will offer additional Portfolios in the Investment Strategy in connection with the variable annuity. The new Portfolios will be added by pre-effective amendment.

8. Terminology Changes. [_____ variable annuity] uses modified terminology compared to Smart Track II. Instead of Smart Track II's Investment Segment of Portfolios and Income Segment of Covered Funds, [_____ variable annuity] has an Investment Strategy of Portfolios and an Income Strategy of Covered Funds.

IV. Timetable for Effectiveness
It is Great-West’s intention to begin marketing [_____ variable annuity] on or about June 12, 2015. Accordingly, we would greatly appreciate the Commission staff’s efforts in processing the Registration Statement in keeping with the proposed launch date for [_____ variable annuity].

At the appropriate time, Registrant and its principal underwriter will request acceleration of the effectiveness of the Registration Statement pursuant to Rule 461 of the Securities Act.

Please direct any question or comment regarding the Registration Statement to me at (303) 737-0415 or at brian.stallworth@greatwest.com.

Sincerely yours,

/s/ Brian Stallworth

Brian Stallworth
Counsel

cc: Patrick F. Scott, Esq.
Division of Investment Management, Disclosure Review Office No. 3.